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                            August 18, 2022

       Justin Mirro
       Chairman and Chief Executive Officer
       Kensington Capital Acquisition Corp. IV
       1400 Old Country Road, Suite 301
       Westbury, NY 11590

                                                        Re: Kensington Capital
Acquisition Corp. IV
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 10,
2022
                                                            File No. 333-265740

       Dear Mr. Mirro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

       Registration Statement on Form S-4/A#2 filed on August 10, 2022

       Unaudited Pro Forma Condensed Combined Financial Information, page 91

   1. We note your response to prior comment 1. Based on your presentation of an additional pro forma scenario,
which assumes Amprius waives the Minimum Cash Condition, please revise the filing to
address the following:
                                                            Ensure disclosures
throughout the filing adequately present and address the potential impact of all
three pro forma scenarios now presented, for example, it appears you should revise
disclosures on pages 12, 13, 27, and 276 to also present the potential impact of the full
redemptions scenario;
                                                            Revise MD&A to
disclose and discuss the potential impact on the merged entity's financial
condition and proposed expansion plans if Amprius waives the Minimum
 Justin Mirro
Kensington Capital Acquisition Corp. IV
August 18, 2022
Page 2
              Cash Condition; and
                Disclose and discuss any additional potential risks and consequences to shareholders of the merged entity if Amprius waives the Minimum Cash
Condition.
Index to Financial Statements, page F-1

2. Please provide updated interim financial statements and related disclosures as required by
         Rule 8-08 of Regulation S-X.
        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameJustin Mirro                       Sincerely,
Comapany NameKensington Capital Acquisition Corp. IV
                                                     Division of Corporation
Finance
August 18, 2022 Page 2                               Office of Manufacturing
FirstName LastName